Exhibit 107

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of the related offering is $1,334,000,000. The U.S. dollar equivalent of the aggregate amount offered has been calculated using an exchange rate of $1.3340 per Pounds Sterling 1.00 as of June 8, 2026.